Description of changes:

Updates to question 13A

Also, I've noticed the SBSE_A/A electronic form does not show the 'Briefly describe the nature' question in the UI.   Arrangement would be 'Digital Archive for regulated electronic communications.

Business Address (*Street, City, State/Country, Zip + 4 Postal Code*)

Street Address 1	851 SW 6th Ave
Street Address 2	#800
City	Portland
State/Country	OREGON
Zip + 4 Postal Code	97204
Effective Date MM DD YYYY	12-28-2016
Termination Date MM DD YYYY	
Briefly describe the nature of the arrangement with respect to books or records (ITEM 13A); the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B); the nature of the control or agreement (ITEM 14); or the method and amount of financing (ITEM 15).	

UI:

(Check one)

Item 13A   Item 13B   Item 14   Item 15

Applicant must complete a separate Schedule B Page 1 for each affirmative response in this section including any multiple responses to any item. Complete the "Effective Date" box with the Month, Day and Year that the arrangement or agreement became effective. When reporting a change or termination of an arrangement, enter the effective date of the change.

Firm or Individual? *   Firm   Individual

Smarsh Inc./Actiance
Firm or Organization Name *

SEC File, CRD, NFA, IARD, UIC, and/or CIK Number (if any)

SEC File Number (if any)		CRD (if any)	
NFA (if any)		IARD (if any)	
UIC (if any)		CIK Number (if any)	

Business Address (*Street, City, State/Country, Zip + 4 Postal Code*)

851 SW 6th Ave Street Address 1 *	#800 Street Address 2	
Portland City *	OREGON State/Country *	97204 Zip + 4 Postal Code *
12-28-2016 Effective Date *	MM-DD-YYYY Termination Date	

Save Section II - Item 13A